HOMEOWNERS CHOICE, INC.

July 21, 2008

VIA EDGAR AND FACSIMILE

Ms. Suzanne Hayes, Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Homeowners Choice, Inc.

Registration Statement on Form S-1, as amended

File Number 333-150513

Dear Ms. Hayes:

On behalf of Homeowners Choice, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for July 23, 2008 at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Carolyn T. Long at Foley & Lardner LLP, our counsel, at (813) 225-4177.

Very truly yours, Homeowners Choice, Inc.

/s/ Richard R. Allen
Richard R. Allen Chief Financial Officer